EXHIBIT 99.1

Re: Update regarding the Control Permit Threshold

Ramat Gan, Israel – February 4, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Internet Gold – Golden Lines Ltd. (“Internet Gold”), the Company’s parent, reported that pursuant to its request, it received approval from the Israeli Ministry of Communications to change the definition of an “Israeli Party,” as defined in the Ministry’s Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997 (the “Communications Order.”)

The Ministry (or the Minister of Communications and Minister of Defense) has previously determined that Internet Gold and the Company are deemed to be “Israeli Parties,” so long as Internet Gold and the Company are controlled by a citizen and resident of Israel and that the ownership interest of the controlling shareholders in Internet Gold and our Company does not fall below 50% at any time.

The new definition requires that the holdings of the controlling shareholders of Internet Gold do not fall below 35% of Internet Gold’s equity. At this time, the holdings of Internet Gold in our Company still must not fall below 50% as before (although there is a pending request by the Company for a similar reduction to a 35% level).

The Ministry’s approval is subject to Internet Gold amending its Articles of Association within 75 days to the effect that a “Joint Appointment” as defined in the Communications Order will be prohibited (unless preapproved by the Ministry.)

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement